MARATHON ACQUISITION CORP.

623 5th Avenue, 26th Floor

New York, NY 10022

August 23, 2006

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Zitko

Re:	Marathon Acquisition Corp. – Registration Statement on Form S-1
(File No. 333-134078) and Form 8-A (Registration No. 001-32983 )

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Marathon Acquisition Corp. (the “Company”) respectfully requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Form S-1”), to 4:00 p.m. on August 24, 2006, or as soon as thereafter as practicable.

Also, in accordance with Section 12 of the Securities Exchange Act of 1934, as amended, and the General Instructions to Form 8-A, the Company respectfully requests that the above-referenced Form 8-A become effective upon the effectiveness of the Form S-1.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Form S-1, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Form S-1;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form S-1 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-1; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MARATHON ACQUISITION CORP.

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Chairman, Chief Executive Officer and Secretary